August 2, 2010

VIA FAX (703-813-6984) AND EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 10, 2010

Proxy Statement on Schedule 14A

Filed April 23, 2010

File No. 001-33099

Dear Mr. Gordon:

Set forth below are the Company’s responses to the comments of the staff of the Commission on our above-referenced filings set forth in your letter of July 19, 2010. For the convenience of the staff, we have restated in this letter in italics each of the comments. All references to page numbers in our responses correspond to the page numbers in our Form 10-K or Proxy Statement, as applicable. Capitalized terms used and not defined have the meanings given in the Form 10-K or Proxy Statement, as applicable.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1.	We refer to your statement on page 13 that risk management is an integral part of your investment process. Please discuss the purpose, function and procedures of your risk management in greater detail. Explain whether you have established any risk limits, if the limits are binding and if you exceeded the limits. If you do have risk limits in place that can be waived, please describe the process for doing do. Confirm that you will provide comparable disclosure in your future filings. Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.

Across all asset classes, in addition to the efforts of the portfolio management teams, the Risk & Quantitative Analysis (“RQA”) group at BlackRock provides risk management advice and independent risk oversight of the investment management processes, identifies and helps manage counterparty and operational risks, coordinates standards for firmwide investment performance measurement and determines risk management-related analytical and information requirements. Where appropriate, RQA works with portfolio managers and developers to facilitate the development or improvement of risk models and analytics.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	1

The Company’s risk managers design analytics they deem appropriate for cash management portfolios that the Company manages as a fiduciary on behalf of its clients with the objective of protecting principal while managing the products to obtain a yield. These may range from concentration reporting, to statistical modeling of the money market curve, as well as monitoring compliance with Rule 2a-7 of the Investment Company Act of 1940 (“the 1940 Act”). Risk managers operate by working with the portfolio management team in the portfolio construction process and by providing an independent view of the portfolios’ risks, positions and strategies.

In addition to various measures that are established specifically by Rule 2a-7 under the 1940 Act, a Cash Management Risk Committee has established risk limits such as aggregate issuer exposure limits across all of the cash management products BlackRock manages and maturity limits for each issuer. To the extent that daily evaluation/reporting of the profile of the portfolios identifies that a limit has been exceeded, the relevant portfolio will be adjusted.

To the extent a portfolio manager of a cash management product would like to obtain a temporary waiver of a risk limit, the portfolio manager must obtain approval from the credit research team, which is independent from the cash management portfolio managers. While a risk limit can be waived, such temporary waivers are infrequent.

In advising on risk issues in general, and in constructing risk limits in particular, the Company considers four types of risk: interest rate, credit exposure, counterparty and liquidity risks. All limits are designed to control these risks to prevent significant fluctuations in the principal value of money market portfolios. Maturity limits are designed to control interest rate and credit exposure risk and maintain liquidity at a high level. Concentration limits control credit and liquidity risks of issuers.

Independent risk managers participate in the following key governance bodies for cash management products:

•

Cash Management Risk Committee (Chair): Provides risk oversight and decision making for the cash management portfolios. The committee reviews key risk reports, new investment strategies and changes in risk profile to the portfolios.

•	Cash Management Credit Risk Committee (voting participation): Reviews issuer universe and creates a list of approved issuers and maturities for portfolio investment.

Furthermore, the Counterparty Credit Risk Group must approve all trading counterparties for the cash management portfolios.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	2

In future filings, the Company will provide the following additional disclosure:

“Across all asset classes, in addition to the efforts of the portfolio management teams, the Risk & Quantitative Analysis (“RQA”) group at BlackRock provides risk management advice and independent risk oversight of the investment management processes, identifies and helps manage counterparty and operational risks, coordinates standards for firmwide investment performance measurement and determines risk management-related analytical and information requirements. Where appropriate, RQA will work with portfolio managers and developers to facilitate the development or improvement of risk models and analytics.

BlackRock’s Cash Management Risk Committee has established risk limits, such as aggregate issuer exposure limits, and maturity limits, across many of the products BlackRock manages, including over all of its cash management products. To the extent that daily evaluation/reporting of the profile of the portfolios identifies that a limit has been exceeded, the relevant portfolio will be adjusted. To the extent a portfolio manager would like to obtain a temporary waiver of a risk limit, the portfolio manager must obtain approval from the credit research team, which is independent from the cash management portfolio managers. While a risk limit may be waived, such temporary waivers are infrequent.”

Item 7A, Quantitative and Qualitative Disclosures about Market Risk, page 100

2.	We note your non-GAAP disclosure on pages 63 and 100 regarding net “economic investments.” Please tell us why you believe this presentation and measure provides useful information to investors. See Item 10(e)(i)(C) of Regulation S-K. Confirm that you will provide similar disclosure in future filings.

In the normal course of business, BlackRock invests in various sponsored investment funds for co-investment purposes with third party clients or to seed new products to establish a performance track record. In accordance with Generally Accepted Accounting Principles (“GAAP”), the Company may be deemed to control certain funds, including funds for which it does not possess a majority of the voting power.

Upon consolidation of investment funds, the Company’s balance sheet reflects all of the funds’ assets, including investments, cash and other assets/liabilities. The carrying value of the net assets of the funds is offset by corresponding non-controlling interests owned by third party investors. The net income (loss) related to non-controlling interests is subtracted from net income in determining the net income (loss) attributable to BlackRock, Inc. The Company presents total net “economic” investment exposure to assist investors in understanding the portion of our investments that are owned by the Company, net of non-controlling interests, as a gauge to measure the exposure to subsequent valuation changes that could impact net income (loss) attributable to BlackRock, Inc.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	3

In determining net “economic” investment exposure, the Company further subtracts investments held pursuant to deferred compensation arrangements, for which non-operating income (expense) associated with deferred compensation arrangements is substantially offset by a change in compensation expense, resulting in a minimal impact to the net income (loss) attributable to BlackRock, Inc and its book value. In addition, the Company subtracts hedged investments because their impact on net income attributable to BlackRock, Inc. and its book value is substantially mitigated by total return swaps as disclosed in Note 9, Derivatives and Hedging, in Form 10-K.

We believe these measures are useful to investors. In future filings, BlackRock will continue to provide similar disclosures to identify the net economic portfolio that is subject to economic exposure (i.e., that have an impact on its book value) and will provide the following additional disclosure in future filings:

“The Company presents total net “economic” investments to enable investors to understand the portion of our investments that are owned by the Company, net of non-controlling interests, as a gauge to measure the impact of changes in net non-operating gain (loss) on investments to net income (loss) attributable to BlackRock, Inc. We further present the total net “economic” investment exposure, after deferred compensation investments and hedged investments, to reflect another gauge for investors as the economic exposure of investments held pursuant to deferred compensation arrangements is substantially offset by a change in compensation expense and the economic exposure of hedged investments is substantially mitigated by such hedges.”

Note 2. Significant Accounting Policies, page F-12

Collateral Assets Held and Liabilities Under Securities Lending Agreements, page F-15

3.	We note that you record non-cash collateral received under securities lending agreements as an asset. Please tell us how you considered ASC 860-30-25-5(d) in the determination of your accounting policy. In addition, please disclose the fair value of the portion of collateral that has been sold or repledged as of the balance sheet date. Refer to ASC 860-30-50-4(c)(2).

The Company’s securities lending agreements permit us the ability to sell or repledge non-cash collateral we receive from the borrower. The Company’s accounting policy regarding the presentation of non-cash collateral on its balance sheet was developed pursuant to the guidance in ASC 860-30-25-5 and ASC 860-30-25-8 (and the illustrative example at ASC 860-30-55-1), which requires:

•

the transferor/lender in a “borrow vs. pledge” transaction to record securities received as collateral that it has the right to sell or repledge as an asset with a corresponding obligation to return the collateral to the borrower, and

•	the transferor/lender to continue to record the securities loaned (i.e., assets pledged) on its balance sheet unless it defaults and is no longer entitled to redeem the securities.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	4

At December 31, 2009, the obligor was not in default with regards to its obligations under securities lending agreements and therefore, in accordance with the provisions of ASC 860-30-25-5(d), the Company continued to report securities loaned (which the counterparty has the right to sell or repledge) in Separate Account Assets on its consolidated statement of financial position.

At December 31, 2009, March 31, 2010 and June 30, 2010 the Company had not sold or repledged any non-cash collateral received under securities lending agreements and thus did not have any disclosure requirement under ASC 860-30-50-4(c)2. To the extent the Company sells or repledges non-cash collateral, the Company will apply the guidance under ASC 860-30-25-5(b), which requires that recognition of the proceeds from the sale or repledge transaction and a corresponding obligation to return the collateral.

To provide further clarity, the Company will include the following additional statement (changes in bold) in future filings:

“At June 30, 2010, the fair value of loaned securities held by separate account assets was approximately $17 billion and the collateral held under these securities lending agreements, was approximately $18.3 billion. At December 31, 2009 and June 30, 2010, the Company had not sold or repledged any of the collateral received under these arrangements.”

Note 3. Mergers and Acquisitions, page F-32

Barclays Global Investors, page F-32

4.	We note that the closing price of your common stock on November 30, 2009 was $227.08. We also note that you issued 19,914,652 capital shares at a price of $140.60 in a private placement at approximately the same time. Please clarify to us, and in future filings, the class of stock that was issued in the private placement as well as any restrictions on the stock or other factors that led to the discounted price.

In connection with the acquisition of Barclays Global Investors (“BGI”) from Barclays Bank Plc (“Barclays”), which was announced on June 11, 2009, the Company raised capital from third parties via a private placement of 19,914,652 shares of capital stock to finance the cash consideration to be paid to Barclays. The $2.8 billion of proceeds from the sale of these shares of this private placement, at an agreed upon fixed price of $140.60 per share, along with the issuance of short-term debt and cash on hand were used to finance the cash paid to Barclays as part of the consideration paid to acquire BGI. The $2.8 billion proceeds were recorded at the contractual price of $140.60 as a capital contribution at the time the cash was received.

The issuance price of $140.60 was based on the valuation of the Company’s common shares for a 10 day period ended June 5, 2009 (the announcement date of the acquisition of BGI was June 11, 2009) less an agreed upon discount. As of June 5, 2009 the number of shares to be issued and the price per share were fixed and such terms were included in separate stock purchase agreements with the respective institutional shareholders to formalize their respective commitments to purchase the unregistered shares. Note that the value of the Company’s common shares at the close of trading on June 5, 2009 was $163.74.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	5

As disclosed in Note 19, Capital Stock, in the 2009 Form 10-K, the 19,914,652 shares that were issued to five institutional investors, at a price of $140.60, in the private placements were in the following classes:

Class of Stock	Number of shares
Common	10,771,232
Preferred Series B	5,587,232
Preferred Series D	3,556,188

In June 2009, 2,133,713 of the common shares, included in the table above, were issued and the remainder of the common and preferred shares was issued on December 1, 2009.

In accordance with a June 2009 stock purchase agreement with Barclays, the Company issued 37,566,771 capital shares, valued at $8.53 billion, or $227.08 per share, to Barclays as additional consideration to purchase BGI on December 1, 2009. In accordance with ASC 805-30-30, Business Combinations, the value of the shares issued to Barclays as consideration to acquire BGI was $227.08, which was equal to the value of the shares at the close of trading on November 30, 2009, immediately preceding the close of the acquisition on December 1, 2009.

Subsequent to the issuance of these shares, as disclosed in Note 16, Capital Stock, in the Company’s March 31, 2010 Form 10-Q, in January 2010, 600,000 common shares were exchanged for Series B preferred stock and all outstanding Series D preferred stock outstanding at December 31, 2009 was exchanged for Series B preferred stock. Both of these exchanges included shares that were issued in connection with the acquisition of BGI.

Note 5. Equity Method Investments, page F-42

5.	According to various press reports, your joint venture investment in Stuyvesant Town and Peter Cooper Village has experienced a significant decline in value and is currently in foreclosure. Please tell us the extent of your investment in this property and the potential impact to your financial statements or tell us where this has been disclosed in your filing.

BlackRock’s total equity investment related to Peter Cooper Village and Stuyvesant Town (“PCV/ST”) which was made in October 2006 was $112.5 million. The remaining $46.3 million investment as of December 31, 2008 was revalued during the three months ended March 31, 2009 to $0 at March 31, 2009. In addition, the Company did not have any contingent liability to fund additional losses. The investment was comprised of a $100 million investment in PCV/ST JV LLC, a joint venture with Tishman Speyer that invested in a limited partnership along with third party investors that acquired PCV/ST, and a $12.5 million direct investment in the limited partnership.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	6

The impact to the pre-tax gain/(loss) reported by BlackRock related to its investment in PCV/ST was included in non-operating income (expense) on the consolidated statements of income. The impact also is reported as follows:

•

Within Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 62 and 75 in the 2009 Form 10-K), BlackRock’s net gain (loss) related to its investment in PCV/ST was included within Real Estate.

•	Within Note 5, Equity Method Investments (page F-42 in the 2009 Form 10-K), BlackRock’s investment and its net (loss) for 2008 and 2009 was included within Real Estate.

Note 12. Intangible Assets, page F-59

Indefinite-Lived Acquired Management Contracts, page F-61

6.	Please explain to us and disclose in future filings how you determined that certain acquired management contracts have indefinite useful lives, citing relevant accounting literature.

Through various acquisitions, including the MLIM Transaction, the Quellos Transaction and the BGI Transaction, we have acquired the right to manage retail mutual funds, alternative investment products, exchange traded funds and common and collective trusts. In analyzing the useful life of our acquired management contracts, we reviewed these products utilizing the criteria outlined within ASC 350-30-35-3. Based on those criteria, certain management contracts were deemed to have an indefinite useful life primarily for the following reasons:

•	These products have no stated contractual life;

•	The Company expects to, and has the ability to, continue to operate these products indefinitely;

•	These products have multiple investors and are not reliant on a single investor or small group of investors for their continued operation;

•	Competitive factors and economic conditions do not indicate that these products have finite lives; and

•

The Company’s U.S. registered mutual fund boards of directors are required annually to review the investment management agreements. Based on historical experience, the Company expects such agreements will be renewed without substantial cost.

In accordance with ASC 350-30-35-16, each reporting period we review the remaining useful lives of these intangible assets to determine whether events and circumstances continue to support an indefinite life.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	7

In future filings, the Company will enhance the disclosures currently included in Note 2, Significant Accounting Policies (page F-17) as follows (changes in bold):

“The value of contracts to manage assets in proprietary open-end funds, closed-end funds and collective funds without a specified termination date is classified as an indefinite-lived intangible asset. The assignment of indefinite lives to such contracts is primarily based upon a) the assumption that there is no foreseeable limit on the contract period to manage these funds; b) the Company expects to, and has the ability to continue to operate these products indefinitely; c) the products have multiple investors and are not reliant on a single investor or small group of investors for their continued operation; d) current competitive factors and economic conditions do not indicate a finite life; and e) there is a high likelihood of continued renewal based on historical experience.”

Proxy Statement on Schedule 14A, filed April 23, 2010

General

7.	We note your risk factor on page 27 of your Form 10-K for the Fiscal Year Ended December 31, 2009 regarding how the loss of key employees could lead to the loss of clients and a decline in revenues. We also note that you have not provided disclosure in response to Item 401(c) of Regulation S-K. Please tell us of the basis for your conclusion that you have no significant employees and that disclosure is not necessary.

While the risk factor discussed on page 27 of our Form 10-K for the Fiscal Year Ended December 31, 2009 describes how the loss of key employees could lead to the loss of clients and a decline in revenues, such discussion was not meant to imply that the loss of any single key employee would be significant to BlackRock. Additionally, the Company did not provide the disclosure in response to Item 401(c) of Regulation S-K because such disclosure is not required. In this regard, the Company noted that Item 401(c) of Regulation S-K provides that, “disclosure need not be made if the registrant was subject to Section 13(a) or 15(d) of the Exchange Act … immediately prior to the filing of the registration statement, report, or statement to which this Item is applicable.”

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	8

Annual Incentive Awards, page 23

8.	We refer to comment three in our letter dated August 27, 2008 and comment one in our letter dated June 4, 2009. We note your disclosure on page 23 that a portion of the corporate bonus pool for all employees is allocated to senior management. Please note that Item 402(b)(2)(vi) requires you to discuss how specific forms of compensation are structured and implemented to reflect your performance. With regard to your bonus pool, please tell us how you determined the total pool, and quantify the pool that was then allocated among your employees and officers. Please also tell us your considerations regarding the materiality of this information.

We note that for 2009 our total bonus pool related to the performance of legacy BlackRock (i.e., pre-BGI) and was allocated to our legacy BlackRock employees while the liability for the bonus pool for legacy BGI employees was assumed in the acquisition. The Company derives the total bonus pool amount in large part by considering the projected amount of bonuses relative to our pre-incentive operating income (adjusted for certain non-recurring items, including transaction and integration costs associated with the acquisition of BGI), as well as reviewing other financial measures, including the ratio of our annual compensation and benefits expense to our net revenue. The use of these guidelines is designed to ensure a balance of shareholder and employee interests, in particular to ensure that bonuses are closely tied to profitability and that overall compensation and benefits costs are competitive. There are no fixed percentages established with respect to these guidelines; rather, accruals are made over the course of the year which are designed to ensure that sufficient funds are available to pay cash bonuses. These accruals are reviewed and monitored during the course of the year by the Management Development and Compensation Committee (“MDCC”) and are subject to adjustment by the MDCC to reflect market conditions, competitive pay levels and the Company’s performance (e.g., revenue run rate, net inflows of assets under management, operating margin and investment performance). Our compensation and benefits expense includes the annual cost of all of our compensation programs (e.g., salary, annual cash bonus accrual, benefits and stock award amortization).

At the end of the year, the MDCC approves the final size of the pool for allocation. In 2009, the total bonus pool which was allocated among our employees was approximately $523 million of which approximately $42 million was allocated to our named executive officers in the form of cash and equity awards as indicated in the “2009 Total Annual Bonus” column on page 27.

Information pertaining to the structuring and implementation of our annual bonus pool enables our shareholders to gain important insights into the factors considered and the process undertaken by our MDCC in arriving at annual bonus amounts for our named executive officers. We believe we have provided appropriate information in the past regarding these matters.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	9

Annual Incentive Awards, page 23

9.	We note your disclosure on page 26 that your 2009 compensation determination was based on net revenue, operating income, net income and EPS exceeding 20% of your budgeted levels for each element. Also we note your disclosure on page 29 that your results for 2009 were viewed in the context of goals and objectives that were approved by your MDCC. Please tell us the performance targets you used in determining compensation amounts. Even if you did not set specific compensations targets, how you considered quantitative achievements should be discussed. Please provide us with a discussion of the actual performance measures considered, on an absolute and relative basis, and the review and comparison of such performance with the approved budget. Provide the relevant figures associated with such considerations. Confirm that you will provide similar disclosure, as applicable, in future filings. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

As described on page 23, no set formulas are established and no fixed benchmarks are used in determining annual incentive awards. The allocation of bonuses to our named executive officers was made on the basis of a subjective judgment by our MDCC. In determining specific individual compensation amounts, the MDCC considered a number of factors, including both non-financial goals and objectives for 2009 and our overall financial and investment performance (including, as applicable, performance against the prior year and/or against budget), all as disclosed on page 29.

As disclosed on pages 26 and 27, the key performance measures considered by the MDCC in evaluating our overall financial and investment performance included financial measures, such as net revenue, operating income, net income and EPS, as well as assets under management, investment performance, share price and market share. In 2009, net revenue totaled approximately $4.1 billion, representing an increase of approximately 21% over the budgeted amount; operating income totaled approximately $1.57 billion, representing an increase of approximately 25% over the budgeted amount; net income totaled approximately $1.02 billion, representing an increase of approximately 41% over the budgeted amount; EPS totaled $7.13, representing an increase of approximately 35% over the budgeted amount; and assets under management grew to $3.3 trillion at year end 2009, which, excluding the impact of market appreciation and the BGI acquisition, represented a growth of approximately 3%. In addition, our year-over-year performance in terms of revenue, operating income and net income was quite favorable when compared to that of other large public asset management firms over the same period, as was our relative investment performance when compared to these firms for the preceding one, two and five-year periods. As noted on page 27, these results were viewed in the aggregate by the MDCC without any specific weighting, and there was no direct correlation between any particular performance measure and the resulting annual incentive award.

The Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	10

Annual Compensation Decisions, page 27

10.	We note that the amounts disclosed in your table on page 27 for 2009 total annual compensation differ from those values which appear in your Aggregate Compensation Table on page 25 of your Proxy Statement filed on April 17, 2009. We also note that you included the annualized initial value of long term incentives in your 2008 table. Given that your total annual compensation changed from 2008 to 2009, please tell us why the percentage change in annual compensation from 2008 was 0% for each of your named executive officers. Also, please tell us the basis for excluding the annualized initial value of long term incentives from your 2009 table.

The amounts disclosed in the table on page 27 for 2009 “Total Annual Compensation” represent the sum of the base salary and bonus paid or awarded in respect of 2009. By contrast, the amounts disclosed in the table on page 25 of our Proxy Statement filed on April 17, 2009 reflect “Aggregate Compensation,” consisting of base salary and bonus, in each case, paid or awarded in respect of 2008, as well as the annualized initial value of long-term incentives. The inclusion of the annualized initial value of long-term incentives accounts for the difference between Total Annual Compensation and Aggregate Compensation. Accordingly, as disclosed on page 27, Total Annual Compensation did not change from 2008 to 2009.

The annualized initial value of long term incentives was included in the Aggregate 2009 Compensation table that appears on page 28 of our Proxy Statement filed on April 23, 2010.

Aggregate Compensation for 2009, page 28

11.	We note your disclosure that the aggregate compensation for your other named executive officers was approximately 39% higher than the aggregate compensation for the same individuals in 2008. As written, it is unclear from your disclosure how you calculated this percentage. Please tell us how you calculated the 39% increase in compensation for your other named executive officers. Also, please clarify which individuals were used in this calculation. As applicable, please provide similar disclosure in future filings.

The percentage change in Aggregate Compensation was calculated for each of the individuals named in our Proxy Statement filed on April 23, 2010 (whether or not such individual was named in our Proxy Statement filed on April 17, 2009), by comparing his or her 2009 Aggregate Compensation (as set forth on page 28 of our Proxy Statement filed on April 23, 2010) with his or her 2008 Aggregate Compensation (either as disclosed on page 25 of our Proxy Statement filed on April 17, 2009 or, for those individuals not named in the Proxy Statement filed on April 17, 2009, as determined in the same manner).

As applicable, the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	11

Partner Plan Awards at Year End 2009, page 28

12.	We note your disclosure on page 28 that each of your named executive officers was awarded a different amount pursuant to your Partner Plan. For each NEO, please tell us how you determined the amounts to be awarded under your Partner Plan and provide similar disclosures in future filings. See Items 402(b)(2)(iv) and (v) of Regulation S-K.

As disclosed on page 27, the Company historically granted long-term incentives to our named executive officers on an episodic basis. In connection with the closing of the BGI acquisition and as part of the related integration process, a decision was made by our MDCC to reduce the use of episodic awards of long-term incentives to our senior management team and, instead, to institute a practice of granting long-term equity-based awards on a more regular basis, thereby fostering retention through a continuing series of awards the value of which generally could be realized only through continued employment. At the same time, regular grants of long-term equity-based awards will serve to address other MDCC goals, namely, increasing the portion of compensation provided to senior management in the form of equity (rather than cash) and increasing the long-term component of overall compensation.

The 2009 Partner Plan award made to each named executive officer was determined by the MDCC as part of a process in which the MDCC subjectively arrived at an overall 2009 compensation amount that the MDCC deemed appropriate for that named executive officer. The size of the 2009 Partner Plan award for a particular named executive officer represented an amount which, after taking into account the other components of 2009 compensation for that named executive officer, would yield the desired amount of aggregate 2009 compensation.

The Company will supplement the disclosure provided in CD&A in future filings consistent with the foregoing.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	12

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Ann Marie Petach
Ann Marie Petach Managing Director and Chief Financial Officer

Cc:	Deloitte & Touche LLP

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	13